SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Cue Health Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

229790100
(CUSIP Number)

Tarsadia Investments, LLC

520 Newport Center Drive, 21st Floor

Newport Beach, CA 92660

Tarsadia Capital, LLC

10 East 53rd Street, 23rd Floor

New York, NY 10022

T-Twelve Holdings, LLC

c/o Sierra Fiduciary Support Services

100 West Liberty Street, Suite 750

Reno, Nevada 89501

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229790100	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON TCCS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON TC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Tarsadia Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON NVGA I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,779
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON CP (HLTH), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,612,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,612,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,612,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Tarsadia Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,843,692
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,843,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,843,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON TUP Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,068,174
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,068,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,068,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 229790100	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON T-Twelve Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON TFC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	SCHEDULE 13D/A	Page 11 of 13 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 11, 2023 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of the first paragraph of Item 3 is amended and restated as follows:

The 18,596,657 Shares in the aggregate reported herein as beneficially owned by the Tarsadia Reporting Persons were acquired at an aggregate purchase price of approximately $29,371,839.23, excluding brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) are amended and restated as follows:

(a) See rows (11) and (13) of each of the cover pages to this Schedule 13D for the number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage of Shares reported beneficially owned by the Reporting Persons is based upon 153,511,264 Shares outstanding as of August 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

As disclosed in Item 4, as of August 31, 2023, the Tarsadia Reporting Persons and the T-Twelve Reporting Persons have determined to work together in furtherance of the objectives set forth in the August 31 Press Release. Accordingly, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 21,915,657 Shares, representing approximately 14.28% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) On September 15, 2023, TCCS purchased 10,584,000 Shares at a price of $0.52 per Share, excluding brokerage commissions, in a private transaction. The Reporting Persons have effected no other transactions in the Shares since the filing of the Original Schedule 13D.

CUSIP No. 229790100	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifiy that the information set forth in this statement is true, complete and correct.

DATE: September 18, 2023

TCCS I, LP
By: TC GP, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TC GP, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

Tarsadia Capital, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Head of Tarsadia Capital, LLC

NVGA I, LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CP (HLTH), LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CUSIP No. 229790100	SCHEDULE 13D/A	Page 13 of 13 Pages

Tarsadia Investments, LLC

/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: President

TUP Investments, L.P.
By: TUP Three, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Manager

T-Twelve Holdings, LLC By: TFC Manager, LLC, its Manager

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

TFC Manager, LLC

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager